UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 10)*

Equity One, Inc.
(Name of Issuer)
Common Stock, $0.01 Par Value Per Share
(Title of Class of Securities)
294752100
(CUSIP Number)
Mark Schonberger, Esq.
Paul, Hastings, Janofsky & Walker LLP
75 East 55th Street
New York, New York 10022
(212) 318-6000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
April 15, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	294752100

1	NAMES OF REPORTING PERSONS Chaim Katzman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States and Israel

	7	SOLE VOTING POWER

NUMBER OF		502,186.25 (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		44,810,502.717

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		502,186.25 (1)

WITH	10	SHARED DISPOSITIVE POWER

44,810,502.717

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

45,312,688.967 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

53.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) See Explanatory Note for Item 5.

CUSIP No.	294752100

1	NAMES OF REPORTING PERSONS Gazit-Globe Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Israel

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		44,623,466.717

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		44,623,466.717

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	44,623,466.717

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	53.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	294752100

1	NAMES OF REPORTING PERSONS M G N (USA) INC.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Nevada

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		30,543,396.717

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		30,543,396.717

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	30,543,396.717

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	36.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	294752100

1	NAMES OF REPORTING PERSONS GAZIT (1995), INC.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Nevada

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		7,646,801.057

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		7,646,801.057

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	7,646,801.057

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	294752100

1	NAMES OF REPORTING PERSONS MGN America, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		15,802,950.413

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		15,802,950.413

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	15,802,950.413

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	18.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	294752100

1	NAMES OF REPORTING PERSONS First Capital Realty

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Ontario, Canada

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		14,080,070

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		14,080,070

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	14,080,070

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	16.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	294752100

1	NAMES OF REPORTING PERSONS First Capital America Holding Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Ontario, Canada

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		14,080,070

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		14,080,070

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	14,080,070

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	16.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	294752100

1	NAMES OF REPORTING PERSONS Silver Maple, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Nevada

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		8,693,213

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		8,693,213

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	8,693,213

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	10.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	294752100

1	NAMES OF REPORTING PERSONS Ficus, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,386,857

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		5,386,857

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,386,857

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	6.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	294752100
Explanatory Note: This Amendment No. 10 (this “Amendment”) to the Schedule 13D of Chaim Katzman, Gazit-Globe Ltd. (“Gazit”), M G N (USA) INC. (“MGN”), GAZIT (1995), INC. (“1995”), MGN America, LLC (“America”), First Capital Realty (“FCR”), First Capital America Holding Corp. (“FCA”), Silver Maple, Inc. (“Silver Maple”) and Ficus, Inc. (“Ficus”) (collectively, the “Gazit Group,” “we,” “us” or the “Reporting Persons”) filed on October 10, 2001 (the “Initial 13D”) relates to the Common Stock, par value $.01 each (“Shares”) of Equity One, Inc., a Maryland corporation (the "Issuer” or "Equity One”). The Initial 13D, together with Amendment No. 1 to the Initial 13D, filed February 26, 2003, Amendment No. 2 to the Initial 13D, filed July 31, 2007, Amendment No. 3 to the Initial 13D, filed August 8, 2007, Amendment No. 4 to the Initial 13D, filed January 18, 2008, Amendment No. 5 to the Initial 13D, filed July 8, 2008, Amendment No. 6 to the Initial 13D, filed October 14, 2008, Amendment No. 7 to the Initial 13D, filed October 24, 2008, Amendment No. 8 to the Initial 13D, filed November 4, 2008, Amendment No. 9 to the Initial 13D, filed November 13, 2008 and this Amendment No. 10 shall be collectively referred to herein as the “Schedule 13D.”
Item 3. Source and Amount of Funds and Other Consideration.
Item 3 is amended and restated in its entirety as follows:
The net investment cost (including broker commissions) for the Shares acquired by each of Chaim Katzman, MGN, 1995, America, Silver Maple and Ficus is set forth in the table below. No other Reporting Person directly holds Shares.

			Approximate Net
Reporting Person	Shares Held		Investment Cost
Chaim Katzman	689,222.250	(1)		(2)
MGN	7,093,645.247		$88,669,062
1995	7,646,801.057		$122,696,768
America	15,802,950.413		$234,321,160
Silver Maple	8,693,213.000		$112,205,503
Ficus	5,386,857.000		$69,160,000

Total	45,312,688.967		$627,052,493	(3)

(1)	Includes 187,036 shares held of record by Mr. Katzman’s wife directly or as custodian for their daughters. Does not include options held by Mr. Katzman. See Explanatory Note for Item 5.

(2)	Mr. Katzman has acquired his Shares through various restricted stock grants, through bonus awards accepted in the form of Shares and through the exercise of options.

(3)	Excludes the Shares held directly and indirectly by Mr. Katzman not otherwise owned by another Reporting Person.
All shares held by Chaim Katzman, MGN, and Ficus were acquired more than 60 days prior to the filing of this Schedule 13D. Of the total shares held by America, 13,303,150.413 shares were acquired more than 60 days prior to the filing date of this Schedule 13D. Of the total shares held by 1995, 7,625,989.057 shares were acquired more than 60 days prior to the filing date of this Schedule 13D. Of the total shares held by Silver Maple, 8,596,713 shares were acquired more

CUSIP No.	294752100
than 60 days prior to the filing date of this Schedule 13D. The consideration for America’s, 1995’s and Silver Maple’s acquisitions of the Issuer’s stock during the past 60 days was cash available on hand and from borrowings made in the ordinary course of business under a revolving credit facility.
Item 5. Interests in Securities of the Issuer.
Item 5 is hereby amended and restated in its entirety.
The aggregate percentage of Shares reported beneficially owned by each Reporting Person as of the date of filing of this Schedule 13D is based upon 84,058,656 Shares issued and outstanding, which includes 77,558,656 Shares as reported by the Issuer in its most recent Annual Report of Form 10-K for the Year Ended December 31, 2008 filed with the Securities and Exchange Commission on February 14, 2009 plus an additional 6,500,000 Shares issued by the Issuer in connection with its share offering that closed on April 15, 2009.
Chaim Katzman
(a)	Aggregate Number of Shares beneficially owned: 45,312,688.967 (53.9% of the Shares).

(b)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: 502,186.25

(ii)	Shared power to vote or to direct the vote: 44,810,502.717

(iii)	Sole power to dispose or to direct the disposition of: 502,186.25

(iv)	Shared power to dispose or to direct the disposition of: 44,810,502.717
Mr. Katzman may be deemed to control Gazit. Of the shares beneficially owned by Mr. Katzman as of the date of this filing:
•	Mr. Katzman has sole voting and dispositive power of 502,186.25 Shares held directly by him and indirectly through family trusts, which he controls (not including (i)187,036 Shares held of record by Mr. Katzman’s wife directly or as custodian for their daughters and (ii) Shares issuable on exercise of 437,317 options of which 218,658.50 are currently vested and exercisable and another 218,658.50 become vested in 2 equal installments beginning with 109,329.25 on December 31, 2009); and

•	Mr. Katzman shares voting and dispositive authority over 7,093,645.247 Shares with Gazit and MGN, as such Shares are directly held by MGN, which is a wholly-owned subsidiary of Gazit, which Mr. Katzman may be deemed to control; and

CUSIP No.	294752100
•	Mr. Katzman shares voting and dispositive authority over 7,646,801.057 Shares with Gazit, MGN and 1995, as such Shares are directly held by 1995, which is a wholly-owned subsidiary of MGN, which is a wholly-owned subsidiary of Gazit, which Mr. Katzman may be deemed to control; and

•	Mr. Katzman shares voting and dispositive authority over 15,802,950.413 Shares with Gazit, MGN and America, as such Shares are directly held by America, which is a wholly-owned subsidiary of MGN, which is a wholly-owned subsidiary of Gazit, which Mr. Katzman may be deemed to control; and

•	Mr. Katzman shares voting and dispositive authority over 8,693,213 Shares with Gazit, FCR, FCA and Silver Maple, as such Shares are directly held by Silver Maple, which is a wholly-owned subsidiary of FCA, which is a wholly-owned subsidiary of FCR, which is controlled through various subsidiaries by Gazit, which Mr. Katzman may be deemed to control; and

•	Mr. Katzman shares voting and dispositive authority over 5,386,857 Shares with Gazit, FCR, FCA and Ficus, as such Shares are directly held by Ficus, which is a wholly-owned subsidiary of FCA, which is a wholly-owned subsidiary of FCR, which is controlled through various subsidiaries by Gazit, which Mr. Katzman may be deemed to control.

(c)	Mr. Katzman has not effected any transactions in the Shares during the past 60 days.
Mr. Katzman’s wife has effected the following transactions in the Shares more than 60 days prior to the date hereof and subsequent to the Shares reported in Amendment No. 9:

		Average Price Per
Trade Date	No. of Shares	Share (1)(2)	Total Cost(1)(2)

11/21/2008	5,000	$10.14	$50,688
11/24/2008	5,000	$11.63	$58,144

Totals:	10,000		$108,832

(1)	Average price per share amounts and total cost amounts have been rounded. Therefore, the numbers in the “Total Cost” column do not exactly match the product of the corresponding entries in the “No. of Shares” and “Avg. Price Per Share” columns.

(2)	Including broker commissions.
(d)	Other than as described in this Item 5, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by Mr. Katzman.

(e)	Not applicable.

CUSIP No.	294752100
Gazit
(a)	Aggregate Number of Shares beneficially owned: 44,623,466.717 (53.1% of the Shares).

(b)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 44,623,466.717

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 44,623,466.717
Of the shares beneficially owned by Gazit as of the date of this filing:
•	Gazit shares voting and dispositive authority over 7,093,645.247 Shares with Mr. Katzman and MGN, as such Shares are held directly by MGN, a wholly-owned subsidiary of Gazit, which Mr. Katzman may be deemed to control; and

•	Gazit shares voting and dispositive authority over 7,646,801.057 Shares with Mr. Katzman, MGN and 1995, as such Shares are held directly by 1995, a wholly-owned subsidiary of MGN, which is a wholly-owned subsidiary of Gazit, which Mr. Katzman may be deemed to control; and

•	Gazit shares voting and dispositive authority over 15,802,950.413 Shares with Mr. Katzman, MGN and America, as such Shares are held directly by America, a wholly-owned subsidiary of MGN, which is a wholly-owned subsidiary of Gazit, which Mr. Katzman may be deemed to control; and

•	Gazit shares voting and dispositive authority over 8,693,213 Shares with Mr. Katzman FCR, FCA and Silver Maple as such Shares are held directly by Silver Maple, which is a wholly-owned subsidiary of FCA, which is a wholly-owned subsidiary of FCR, which is controlled through various subsidiaries by Gazit, which Mr. Katzman may be deemed to control; and

•	Gazit shares voting and dispositive authority over 5,386,857 Shares with Mr. Katzman FCR, FCA and Ficus as such Shares are held directly by Ficus, which is a wholly-owned subsidiary of FCA, which is a wholly-owned subsidiary of FCR, which is controlled through various subsidiaries by Gazit, which Mr. Katzman may be deemed to control.
(c)	Gazit has not effected any transactions in the Shares during the past 60 days.
Gazit transferred 1.046 Shares to America during December 2008 as an intercompany transfer between affiliated companies with no change in pecuniary interest.

CUSIP No.	294752100
(d)	Other than as described in this Item 5, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by Gazit.

(e)	Not applicable.
MGN
(a)	Aggregate Number of Shares beneficially owned: 30,543,396.717 (36.3% of the Shares).

(b)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 30,543,396.717

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 30,543,396.717
•	MGN shares voting and dispositive authority over all Shares it beneficially owns with Mr. Katzman and Gazit, as such Shares are held directly by MGN, America and 1995, wholly-owned subsidiaries of MGN, which is a wholly-owned subsidiary of Gazit, which Mr. Katzman may be deemed to control; and

•	MGN shares voting and dispositive authority over 15,802,950.413 Shares it beneficially owns with America, as such Shares are held directly by America, a wholly-owned subsidiary of MGN; and

•	MGN shares voting and dispositive authority over 7,646,801.057 Shares it beneficially owns with 1995, as such Shares are held directly by 1995, a wholly-owned subsidiary of MGN.

(c)	MGN has not effected any transactions in the Shares during the past 60 days.
America transferred 675,000 Shares to MGN during November and December 2008 as intercompany transfers between affiliated companies with no change in pecuniary interest.
(d)	Other than as described in this Item 5, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by MGN.

(e)	Not applicable.

CUSIP No.	294752100
1995
(a)	Aggregate Number of Shares beneficially owned: 7,646,801.057 (9.1% of the Shares).

(b)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 7,646,801.057

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 7,646,801.057
•	1995 shares voting and dispositive authority over all Shares it beneficially owns with Mr. Katzman, Gazit and MGN, as such Shares are held directly by 1995, a wholly-owned subsidiary of MGN, which is a wholly-owned subsidiary of Gazit, which Mr. Katzman may be deemed to control.

(c)	1995 has effected the following transactions in the Shares in the past 60 days:

		Average Price Per
Trade Date	No. of Shares	Share (1)(2)	Total Cost(1)(2)
3/9/2009	20,812	$9.80	$203,960
Totals:	20,812		$203,960

(1)	Average price per share amounts and total cost amounts have been rounded. Therefore, the numbers in the “Total Cost” column do not exactly match the product of the corresponding entries in the “No. of Shares” and “Avg. Price Per Share” columns.

(2)	Including broker commissions.

CUSIP No.	294752100
1995 has effected the following transactions in the Shares more than 60 days prior to the date hereof and subsequent to the Shares reported in Amendment No. 9:

		Average Price Per
Trade Date	No. of Shares	Share (1)(2)	Total Cost(1)(2)
11/13/2008	8,100	$11.96	$96,909
11/14/2008	152,000	$12.51	$1,902,162
11/17/2008	206,367	$12.17	$2,511,775
11/21/2008	225,000	$10.01	$2,251,145

Totals:	591,467		$6,761,991	(3)

(1)	Average price per share amounts and total cost amounts have been rounded. Therefore, the numbers in the “Total Cost” column do not exactly match the product of the corresponding entries in the “No. of Shares” and “Avg. Price Per Share” columns.

(2)	Including broker commissions.

(3)	In addition to the open market transactions, 950,000 Shares were transferred to 1995 from America during November and December 2008 as intercompany transfers between affiliated companies with no change in pecuniary interest.
(d)	Other than as described in this Item 5, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by 1995.

(e)	Not applicable.
America
(a)	Aggregate Number of Shares beneficially owned: 15,802,950.413 (18.8% of the Shares).

(b)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 15,802,950.413

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 15,802,950.413
•	America shares voting and dispositive authority over all Shares it beneficially owns with Mr. Katzman, Gazit and MGN, as such Shares are held directly by America, a wholly-owned subsidiary of MGN, which is a wholly-owned subsidiary of Gazit, which Mr. Katzman may be deemed to control.

CUSIP No.	294752100
(c)	America has effected the following transactions in the Shares during the past 60 days:

		Average Price Per
Trade Date	No. of Shares	Share (1)(2)	Total Cost(1)(2)
3/12/2009(3)	1,500	$11.04	$16,560
3/20/2009(3)	47,600	$11.02	$524,327
3/25/2009(3)	700	$11.03	$7,722
4/15/2009(4)	2,450,000	$14.30	$35,035,000

Totals:	2,499,800		$35,583,609

(1)	Average price per share amounts and total cost amounts have been rounded. Therefore, the numbers in the “Total Cost” column do not exactly match the product of the corresponding entries in the “No. of Shares” and “Avg. Price Per Share” columns.

(2)	Including broker commissions.

(3)	Purchases by America were made pursuant to a Rule 10b5-1 trading plan, which expires on May 31, 2009.

(4)	Acquired by America in connection with the Issuer’s follow-on Share offering that closed on April 15, 2009.
America transferred 950,000 Shares to 1995 and 675,000 Shares to MGN, and Gazit transferred 1.046 Shares to America during November and December 2008 as intercompany transfers between affiliated companies with no change in pecuniary interest.
(d)	Other than as described in this Item 5, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by America.

(e)	Not applicable.
FCR
(a)	Aggregate Number of Shares beneficially owned: 14,080,070 (16.8% of the Shares).

(b)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 14,080,070

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 14,080,070
•	FCR shares voting and dispositive authority over 8,693,213 Shares it beneficially owns with Chaim Katzman, Gazit, FCA, FCR and Silver Maple, as such Shares are held directly by Silver Maple, a wholly-owned subsidiary of FCA, which is a wholly-owned

CUSIP No.	294752100
subsidiary of FCR, which is controlled through various subsidiaries by Gazit, which may be deemed to be controlled by Chaim Katzman; and
•	FCR shares voting and dispositive authority over 5,386,857 Shares it beneficially owns with Chaim Katzman, Gazit, FCA, FCR and Ficus, as such Shares are held directly by Ficus, a wholly-owned subsidiary of FCA, which is a wholly-owned subsidiary of FCR, which is controlled through various subsidiaries by Gazit, which may be deemed to be controlled by Chaim Katzman.

(c)	FCR has not effected any transactions in the Shares during the past 60 days.
(d)	Other than as described in this Item 5, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by FCR.

(e)	Not applicable.
FCA
(a)	Aggregate Number of Shares beneficially owned: 14,080,070 (16.8% of the Shares).

(b)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 14,080,070

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 14,080,070
•	FCA shares voting and dispositive authority over 8,693,213 Shares it beneficially owns with Chaim Katzman, Gazit, FCR and Silver Maple, as such Shares are held directly by Silver Maple, a wholly-owned subsidiary of FCA, which is a wholly-owned subsidiary of FCR, which is controlled through various subsidiaries by Gazit, which may be deemed to be controlled by Chaim Katzman; and

•	FCA shares voting and dispositive authority over 5,386,857 Shares it beneficially owns with Chaim Katzman, Gazit, FCR and Ficus, as such Shares are held directly by Ficus, a wholly-owned subsidiary of FCA, which is a wholly-owned subsidiary of FCR, which is controlled through various subsidiaries by Gazit, which may be deemed to be controlled by Chaim Katzman.

(c)	FCA has not effected any transactions in the Shares during the past 60 days.

CUSIP No.	294752100
(d)	Other than as described in this Item 5, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by FCA.

(e)	Not applicable.
Silver Maple
(a)	Aggregate Number of Shares beneficially owned: 8,693,213 (10.3% of the Shares).

(b)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 8,693,213

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 8,693,213
•	Silver Maple shares voting and dispositive authority over 8,693,213 Shares it beneficially owns with Chaim Katzman, Gazit, FCR and FCA, as such Shares are held directly by Silver Maple, a wholly-owned subsidiary of FCA, which is a wholly-owned subsidiary of FCR, which is controlled through various subsidiaries by Gazit, which may be deemed to be controlled by Chaim Katzman.

(c)	Silver Maple has not effected any transactions in the Shares during the past 60 days.
Silver Maple has effected the following transactions in the Shares more than 60 days prior to the date hereof and subsequent to the Shares reported in Amendment No. 9:

		Average Price Per
Trade Date	No. of Shares	Share (1)(2)	Total Cost(1)(2)
11/18/2008	32,100	$11.82	$379,419
11/20/2008	17,900	$10.73	$192,019
11/21/2008	46,500	$9.98	$464,065

Totals:	96,500		$1,035,503

(1)	Average price per share amounts and total cost amounts have been rounded. Therefore, the numbers in the “Total Cost” column do not exactly match the product of the corresponding entries in the “No. of Shares” and “Avg. Price Per Share” columns.

(2)	Including broker commissions.

CUSIP No.	294752100
(d)	Other than as described in this Item 5, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by Silver Maple.

(e)	Not applicable.
Ficus
(a)	Aggregate Number of Shares beneficially owned: 5,386,857 (6.4% of the Shares).

(b)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 5,386,857

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 5,386,857
•	Ficus shares voting and dispositive authority over 5,386,857 Shares it beneficially owns with Chaim Katzman, Gazit, FCR and FCA, as such Shares are held directly by Ficus, a wholly-owned subsidiary of FCA, which is a wholly-owned subsidiary of FCR, which is controlled through various subsidiaries by Gazit, which may be deemed to be controlled by Chaim Katzman.
(c)	Ficus has not effected any transactions in the Shares during the past 60 days.

(d)	Other than as described in this Item 5, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by Ficus.

(e)	Not applicable.

SIGNATURES
After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

CHAIM KATZMAN
Date: April 27, 2009	By:	/s/ Chaim Katzman

GAZIT-GLOBE, LTD.
Date: April 27, 2009	By:	/s/ Chaim Katzman
		Name:	Chaim Katzman
		Title:	Chairman

M G N (USA) INC.
Date: April 27, 2009	By:	/s/ Chaim Katzman
		Name:	Chaim Katzman
		Title:	President

GAZIT (1995), INC.
Date: April 27, 2009	By:	/s/ Chaim Katzman
		Name:	Chaim Katzman
		Title:	President

MGN AMERICA, LLC
Date: April 27, 2009	By:	/s/ Chaim Katzman
		Name:	Chaim Katzman
		Title:	President

FIRST CAPITAL REALTY
Date: April 27, 2009	By:	/s/ Chaim Katzman
		Name:	Chaim Katzman
		Title:	Chairman

FIRST CAPITAL AMERICA HOLDING CORP.
Date: April 27, 2009	By:	/s/ Karen Weaver
		Name:	Karen Weaver
		Title:	Vice President and Secretary

SILVER MAPLE, INC.
Date: April 27, 2009	By:	/s/ Chaim Katzman
		Name:	Chaim Katzman
		Title:	President

FICUS, INC.
Date: April 27, 2009	By:	/s/ Chaim Katzman
		Name:	Chaim Katzman
		Title:	President